Exhibit 99.1

Pembina Pipeline Corporation Announces Conference Call and Webcast Details for its First Quarter 2013 Results and Annual and Special Meeting

CALGARY, April 17, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL); (NYSE: PBA) will release its first quarter 2013 results on Thursday, May 9, 2013 after markets close. A conference call and webcast have been scheduled for Friday, May 10, 2013 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 17, 2013 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 21796840.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=595645&s=1&k=DA9E32B7267860A93271D1CC68237A63 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual and Special Meeting Information

The Company will hold its Annual and Special Meeting of Shareholders ("AGM") on Friday, May 10, 2013 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=595658&s=1&k=FE7334F74D0AD428C124C57DA0269B27. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:32e 17-APR-13